Exhibit 99.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 4, 2021 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three months ended March 31, 2021, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q1 2021” and “Q1 2020” are to the three months ended March 31, 2021 and March 31, 2020, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various non-IFRS measures, such as C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Working Capital (Deficit), Available Liquidity, and Net Debt. Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward-looking information” that is subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such information will prove to be accurate, and actual results and future events may differ materially from those anticipated in such information. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on this forward-looking information. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 4, 2021, unless otherwise stated.

BUSINESS OVERVIEW

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Ero Copper Corp. March 31, 2021 MD&A | Page 1

HIGHLIGHTS

	2021 - Q1	2020 - Q4	2020 - Q1
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	597,594	483,447	607,959
Grade (% Cu)	2.30	2.26	1.95
Cu Production (tonnes)	12,638	10,018	10,657
Cu Production (lbs)	27,862,608	22,085,927	23,495,098
Cu Sold in Concentrate (tonnes)	12,469	10,265	10,432
Cu Sold in Concentrate (lbs)	27,488,413	22,629,431	22,999,136

C1 cash cost of copper produced (per lb)*	$0.49	$0.69	$0.71

Gold (NX Gold Operations)
Au Production (ounces)	9,451	10,789	7,866
C1 cash cost of gold produced (per ounce)*	$487	$405	$594
AISC of gold produced (per ounce)*	$643	$608	$750

Financial information ($millions, except per share amounts)
Revenues	$122.5	$91.2	$67.7
Gross profit	$82.8	$58.3	$30.7
EBITDA*	$55.2	$91.3	$(50.6)
Adjusted EBITDA*	$86.7	$67.2	$33.4
Cash flow from operations	$62.1	$38.6	$37.3
Net income (loss)	$32.1	$66.3	$(53.0)
Net income (loss) attributable to owners of the
Company	$31.7	$65.8	$(52.8)
Net income (loss) per share attributable to
owners of the Company
- Basic	$0.36	$0.75	$(0.62)
- Diluted	$0.34	$0.71	$(0.62)
Adjusted net income attributable to owners of
the Company*	$56.3	$37.4	$20.8
Adjusted net income per share attributable to
owners of the Company*
- Basic	$0.64	$0.43	$0.24
- Diluted	$0.61	$0.40	$0.23

Cash and Cash Equivalents	$84.6	$62.5	$44.3
Working Capital (Deficit)*	$63.5	$35.8	$(12.4)
Net Debt*	$74.5	$105.6	$140.1

*Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures.

Ero Copper Corp. March 31, 2021 MD&A | Page 2

Q1 2021 Highlights

Proactive mitigation of the potential impacts of the COVID-19 pandemic throughout 2020 and into 2021

•	The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 pandemic in early 2020, the Company has continued to take extraordinary measures to mitigate the impact of COVID-19 on its workforce and operations. Some of these measures include:

(i)	eliminating all non-essential travel to and from the Company’s mining operations;

(ii)	routine engagement with all suppliers and active stockpiling of key consumables to protect against any supply chain disruptions;

(iii)	reducing physical interaction throughout the organization as much as possible by closing administrative offices and moving to a work-from-home format, increasing social distancing by limiting the number of employees travelling on provided buses between the Company’s mining communities and mines, limiting the number of employees in the cafeteria at any given time, cancelling all group meetings, implementing social-distancing for essential line-out meetings and encouraging work-from-home and video/telephone conferencing where feasible;

(iv)	establishing COVID-19 committees with senior leadership and local health administrators for the regions in which the Company operates;

(v)	purchasing thousands of COVID-19 testing kits for the Company’s operations, with the donation of a portion of these test kits, as well as other personal protective equipment, to each of the Company’s local municipalities to facilitate rapid testing throughout each community; and,

(vi)	implementing wellness education, health screenings, and self-isolation protocols along with enhanced sanitization throughout the Company’s operations.

•	The Company continues to closely monitor the COVID-19 pandemic and is engaged in ongoing operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

Record quarterly operational performance at MCSA Mining Complex and strong performance from the NX Gold Mine during Q1 2021

•	597,594 tonnes processed grading 2.30% copper producing record quarterly 12,638 tonnes of copper in concentrate after metallurgical recoveries that averaged 92.0% during Q1 2021 at the MCSA Mining Complex.

•	37,613 tonnes of ore grading 8.26 grams per tonne gold producing 9,451 ounces of gold and 5,794 ounces of silver as by-product after metallurgical recoveries that averaged 94.7% during Q1 2021 at the NX Gold Mine.

•	Record quarterly Q1 2021 C1 cash costs of $0.49 per pound of copper produced at the MCSA Mining Complex, and strong operating cost performance at the NX Gold Mine with C1 cash cost of $487 per ounce of gold produced and AISC of $643 per ounce of gold produced (see Non-IFRS Measures).

•	As a result of continued strong operating and financial performance throughout Q1 2021, the Company ended the period with cash and cash equivalents totaling $84.6 million, a quarter-on-quarter improvement of $22.1 million and a $40.3 million improvement since March 31, 2020.

Reiterating full-year production, operating cost and capital expenditure guidance for 2021

•	2021 copper production expected to be equally weighted between the first half and second half of the year with lower Q2 and Q3 production as a result of preventative mill maintenance planned during those periods as the Company prepares for expanded operations, including the restart of open pit mining from the Surubim Mine during the second half of 2021.

Ero Copper Corp. March 31, 2021 MD&A | Page 3

Company’s ongoing exploration programs continue to highlight excellent potential and inherent optionality of the Curaçá Valley – discovery of two new mineralized regional systems and advancement of key targets

•	Exploration activities during Q1 2021 continued to advance key target zones and two newly identified mineral systems. The Company’s ongoing core exploration programs are focused on developing multiple targets in parallel within the Company’s exploration portfolio that have the potential to meaningfully augment each phase of the Company’s life-of-mine production plans from near to medium-term and over the long-term at both MCSA and NX Gold:

(i)	Regional Exploration Program: Regional exploration efforts within the Curaçá Valley are currently focused on drilling and completing additional ground geochemistry and ground geophysics including borehole electromagnetic (“EM”) surveys within several newly identified mineralized systems. Work is currently ongoing within two of these systems, each measuring between 800 meters and 2.2 kilometers in strike length. There are currently six drill rigs operating on these programs, as well as six dedicated geochemistry teams, four ground gravity teams and three ground induced polarization (“IP”) teams further refining drill locations within these new systems. Additional exploration work throughout the broader Curaçá Valley on other untested high-priority target areas remains ongoing.

(ii)	In-Mine and Near Mine Exploration Programs: Exploration efforts are focused on extensions of continuity as well as discovery of new mineralized envelopes within the Deepening Extension Zone of the Pilar Mine, extensions at depth below the Vermelhos Mine main orebodies, extensions of mineralization within the Southern Vermelhos Corridor and extensions of the Santo Antonio Vein of the NX Gold Mine. Notable results during the period include (i) high-grade extensions and the deepest intercept drilled in the Deepening Extension Zone of the Pilar Mine to date, located approximately 150 meters below the limit of the 2020 inferred mineral resource shell, (ii) a newly discovered high-grade lens, known as the “Novo Zone”, located approximately 200 meters beneath the main Vermelhos orebodies and (iii) a near-development high-grade structure located 15 meters south of existing development within the Toboggan orebody of the Vermelhos Mine. Results from the ongoing NX Gold exploration program, where 10 drill rigs are currently operating, are expected in Q2 2021 due to third-party assay lab closures in Brazil.

(iii)	Past Producing Mine Re-evaluation: Exploration efforts focused on near to medium-term production growth during the period comprised a re-evaluation of each of the Company’s fully permitted, past producing, mines within the Curaçá Valley. These efforts are centered upon using newly developed regional exploration datasets to evaluate the potential for targeted high-grade open pit and underground development. To date, target zones have been identified from just beneath the historic open pit limits to up to 70 meters beneath the pit bottom of two of the past producing mines. Active drilling within these programs is currently underway at Lagoa da Mina, the northern portion of the Angicos Mine (within the Surubim District) and at Suçuarana North (within the Pilar District). A targeting and drill program for high-grade mineralization beneath the Surubim Mine is currently being developed and is expected to commence during Q2 2021.

Please refer to the Company’s press release dated April 29, 2021 for the latest results from the Company’s ongoing exploration programs.

Corporate Highlights

•	Ongoing studies regarding the Company’s optimization of the Boa Esperanҫa Project are expected to be concluded in early Q3. The 2017 feasibility study, which the Company expects to improve upon, outlined a low-capital intensity project producing an average of approximately 21,000 tonnes of payable copper per year over a 7.5 year mine life, resulting in a 32.7% internal rate of return.

•	The Company amended its US$75 million senior secured amortizing non-revolving credit facility and US$75 million senior secured revolving credit facility (collectively the “Prior Facilities”) to combine these Prior Facilities into a US$150 million senior secured revolving credit facility all payable at maturity on March 31, 2025 (the “Revolving Credit Facility”). The amendment reduces the Company’s cost of borrowing depending on the Company’s consolidated leverage ratio, and eliminates principal payments previously due in 2022, 2023 and 2024 under the Prior Facilities.

Ero Copper Corp. March 31, 2021 MD&A | Page 4

Q1 2021 Financial Report

•	Cash flow from operations: Q1 2021 cash flow from operations was a record $62.1 million, an increase of $24.8 million from $37.3 million in Q1 2020.

•	Net income (loss) per share: Q1 2021 net income per share was $0.36 and $0.34, on a basic and diluted basis, respectively, compared with Q1 2020 net loss per share of $0.62 and $0.62, on a basic and diluted basis, respectively.

•	Adjusted net income per share (see Non-IFRS Measures): Q1 2021 adjusted net income per share was $0.64 and $0.61, on a basic and diluted basis, respectively, compared with Q1 2020 adjusted net income per share of $0.24 and $0.23, on a basic and diluted basis, respectively.

•	Unrealized foreign exchange losses: Q1 2021 financial results were impacted by the weakening of the BRL against the USD in comparison to the end of the fourth quarter of 2020, mainly through the change in the mark-to-market valuation of derivatives used to hedge BRL revenues. During Q1 2021, the Company recognized a $17.0 million non-cash valuation loss on its USD/BRL foreign exchange collars, compared with a $52.7 million non-cash valuation loss on USD/BRL foreign exchange collars in Q1 2020.

-	The Company uses these structures to hedge Brazilian Real-measured revenues. As a result of the COVID-19 pandemic and its impact on macro-economic interrelationships, there was a continual increase in implied volatility of the BRL versus USD.

-	Generally accepted accounting standards dictate that the liability be recognized at fair value, which requires management to estimate fair value using a Black-Scholes valuation methodology and assumptions for the foreign exchange rate and volatility.

-	The Company does not believe that this impact on the income statement reflects the underlying profitability of the Company as it provides no offset for the expected future benefits/costs of a lower/higher BRL/USD exchange rate on operating costs and capital expenditures of the Company’s underlying business. These benefits/costs may outweigh the Company’s projected hedge losses/gains that may result from these collars.

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

	2021 - Q1	2020 - Q4	2020 - Q1
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	597,594	483,447	607,959
Grade (% Cu)	2.30	2.26	1.95
Cu Production (tonnes)	12,638	10,018	10,657
Cu Production (lbs)	27,862,608	22,085,927	23,495,098
Concentrate Grade (% Cu)	34.6	33.3	33.5
Recovery (%)	92.0	91.7	89.8
Concentrate Sales (tonnes)	36,353	30,416	31,129
Cu Sold in Concentrate (tonnes)	12,469	10,265	10,432
Cu Sold in Concentrate (lbs)	27,488,413	22,629,431	22,999,136

C1 cash cost of copper produced (per lb)	$0.49	$0.69	$0.71

Ero Copper Corp. March 31, 2021 MD&A | Page 5

Q1 2021 was, by all measures, a record quarter for the Company’s MCSA Mining Complex, which despite challenges associated with managing the COVID-19 pandemic, continued to perform well. Quarter-on-quarter increases in tonnes mined, copper grades and metallurgical recoveries contributed to record quarterly copper production of 12,638 tonnes during the period. Improving metallurgical recoveries continue to be driven by the installation and commissioning of the Company’s new high-intensity grinding (“HIG”) Mill, which was completed at the end of Q3 2020. The system is now fully operational and its implementation has allowed the Company to achieve excellent metallurgical recoveries during the quarter, achieving elevated concentrate grades and mill throughput during the period as compared to Q4 2020.

At the Pilar Mine, 300,075 tonnes of ore were mined grading 1.87% copper (as compared to 356,016 tonnes of ore grading 1.74% copper during Q4 2020). At the Vermelhos Mine, 184,450 tonnes of ore were mined grading 2.92% copper (as compared to 187,659 tonnes of ore grading 3.19% copper in Q4 2020). In total, contributions from both mines during the period resulted in 484,525 tonnes of ore mined grading 2.27% copper. During Q1 2021, 597,594 tonnes of ore grading 2.30% copper was processed, producing 12,638 tonnes of copper after average metallurgical recoveries of 92.0%. Tonnes processed were augmented during the first quarter by mine and process stockpiles that accumulated during late Q4 2020.

During the period, the Company continued to progress pre-operational activities for the re-start of the Surubim open pit mine, expected later in 2021, and the planning and integration work-streams related to preventative maintenance on the Company’s ball mills that will occur sequentially during Q2 and Q3 2021. The sequential preventative maintenance shuts are being conducted to help prepare the Company’s mill for expanded operations and higher throughputs, including for when the Surubim mine is re-started in H2 2021. While this is expected to result in lower copper production during the second and third quarter, these planned maintenance activities were factored into the Company’s 2021 production guidance. Production for the year is expected to be equally weighted between the first and second half of the year.

C1 cash costs per pound of copper produced during Q1 2021 averaged a quarterly record of $0.49 (see Non-IFRS Measures), having benefited during the period from elevated grades mined and processed, strong overall operational and cost performance at the Company’s MCSA operations, continued weakness of the BRL versus the US dollar and strength in the underlying price of gold and silver produced as by-products. These factors combined contributed to a $0.20 decrease in C1 cash costs per pound of copper produced as compared to Q4 2020. Copper sales in concentrate increased 21% quarter-on-quarter to a record 12,469 tonnes of copper as a result of this strong operational performance.

On exploration, the Company’s organic growth strategy remains supported by one of the world’s largest exploration programs, with 26 drill rigs currently operating. Exploration results during the period, as highlighted in the Company’s April 29, 2021 press release, continue to underscore extensive exploration potential with new discoveries occurring in and around the existing operations, such as the recently announced Novo Zone, and regionally within the Curaçá Valley where two new mineralized systems have been identified. In addition to regional and in-mine programs, the Company commenced a strategic review using newly developed regional exploration datasets to evaluate the potential for targeted high-grade underground development beneath its fully permitted historic open pit operations within the Curaçá Valley. Collectively, these programs are expected to serve in improving the Company’s grade and overall copper production profile over the near to medium and long-term with a focus on (i) increasing production through utilization of available excess mill capacity and (ii) continuing to improve and augment the near- and medium-term production profile versus what is outlined in the current life of mine plan. Please refer to the Company’s press release dated April 29, 2021 for additional details.

Ero Copper Corp. March 31, 2021 MD&A | Page 6

NX Gold S.A.

	2021 - Q1	2020 - Q4	2020 - Q1
Operating Information
Gold (NX Gold Operations)
Ore mined (tonnes)	37,774	45,574	36,211
Ore milled (tonnes)	37,613	45,574	36,211
Head grade (grams per tonne Au)	8.26	7.72	7.76
Recovery (%)	94.7%	95.4%	87.1%

Gold ounces produced (oz)	9,451	10,789	7,866
Silver ounces produced (oz)	5,794	6,763	4,868

Gold sold (oz)	10,020	10,100	7,526
Silver sold (oz)	6,171	6,349	4,645

C1 cash cost of gold produced (per ounce)	$487	$405	$594
AISC of gold produced (per ounce)	$643	$608	$750

At the NX Gold Mine, quarter-on-quarter decreases in tonnes mined were offset by higher head-grades mined and processed and strong metallurgical performance which continued through Q1 2021, resulting in a 12% decrease in gold production relative to the prior period. Production during Q1 2021 totaled 9,451 ounces of gold and 5,794 ounces of silver (as by-product) from total mill feed of 37,613 tonnes grading 8.26 grams per tonne gold after metallurgical recoveries of 94.7% during the period. Stability of overall operations has been driven by both increases in the number of working faces in operation within the Santo Antonio Vein and strong metallurgical recovery performance. The NX Gold Mine achieved C1 cash costs during Q1 2021 of $487 per ounce of gold produced and AISC during the period averaged $643 per ounce of gold produced (see Non-IFRS Measures). Despite a decline in gold production, gold and silver sales were in-line with Q4 2020 as a result of finished inventory at year-end that was subsequently sold during Q1 2021.

Civil site works and electrical infrastructure works related to the mine’s modular paste-fill plant progressed as planned during the period. Commissioning of the plant and integration into the operations remains planned for the second half of 2021. Additionally, the exploration campaign at NX Gold is well underway, with 10 drill rigs currently operating. Exploration at the NX Gold Mine continues to focus primarily on testing down-plunge extensions of the Santo Antonio Vein as well as target both near-mine regional exploration targets and distal exploration targets up to 20 kilometers from the mine. Due to third-party laboratory closures in Brazil and a considerable backlog of pending assays, results from the ongoing NX Gold Mine program are expected during the Company’s Q2 2021 exploration update.

2021 Guidance/Outlook

The Company is reiterating its previously announced 2021 guidance.

•	2021 annual production guidance for the MCSA Mining Complex of 42,000 to 45,000 tonnes of copper in concentrate at C1 cash cost guidance[1] range of US$0.75 to US$0.85 per pound of copper produced; and,

•	2021 annual production guidance for the NX Gold Mine of 34,500 to 37,500 ounces of gold at C1 cash cost and AISC guidance[1] range of US$500 to US$600 and US$875 to US$975 per ounce of gold produced, respectively.

[1] C1 Cash Costs of copper produced (per lb.), C1 Cash Costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

Ero Copper Corp. March 31, 2021 MD&A | Page 7

2021 Production Outlook

Copper production for 2021 is expected to be equally weighted between the first half and second half of the year with lower Q2 and Q3 production due to preventative mill maintenance scheduled during those periods as the Company prepares for expanded operations, including the restart of the Surubim open pit mine during the second half of 2021.

Gold production from NX Gold for 2021 is expected to come from ore mined from the Santo Antonio Vein.

MCSA Mining Complex	2021 Guidance[1]
Tonnes Processed	2,700,000
Copper Grade (% Cu)	1.75%
Copper Recovery (%)	93.0%
Cu Production (000 tonnes)	42.0 – 45.0

NX Gold Mine	2021 Guidance[1]
Tonnes Processed	167,000
Gold Grade (gpt)	7.20
Gold Recovery (%)	92.0%
Au Production (000 ounces)	34.5 – 37.5
Ag Production (000 ounces)	n/a

[1] Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings for complete risk factors, including the AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

2021 Cash Cost Guidance

The Company’s guidance for 2021 assumes a USD:BRL foreign exchange rate of 5.00, gold price of $1,750 per ounce and silver price of $20.00 per ounce.

2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)[1]	$0.75 - $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)[1]	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)[1]	$875 - $975

[1] C1 Cash Costs of copper produced (per lb.), C1 Cash Costs of gold produced (per oz.), and AISC are non-IFRS measures – Please refer to the section titled "NON-IFRS MEASURES" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

Ero Copper Corp. March 31, 2021 MD&A | Page 8

2021 Capital Expenditure Guidance

The Company’s capital expenditure guidance for 2021 assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

MCSA Operations	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$ 45.0 - 50.0
Deepening Extension Project	12.5 – 15.0
Vermelhos Mine & District[1]	14.0 – 16.0
Surubim Open Pit Mine	10.0 – 12.0
Boa Esperanҫa Project	1.0 – 1.5
Capital Expenditure Guidance	$ 82.5 - 94.5
Curaçá Valley Exploration	$ 30.0 – 35.0

NX Gold Mine	2021 Guidance
Capital Expenditure Guidance	$ 13.0 – 15.0
Exploration	8.0 – 10.0
Total, NX Gold Mine	$ 21.0 – 25.0

[1] Vermelhos District includes open pit mining infrastructure expenditures of approximately US$6.0 million in 2021.

Mineração Caraíba S.A.

Copper production from the MCSA Mining Complex for 2021 is expected to come from ore mined from the Pilar and Vermelhos underground mines as well as the Surubim open pit mine, which is expected to restart operations later in 2021. Production from the Pilar Mine is expected to contribute a total of approximately 1.5 million tonnes grading 1.40% copper, production from the Vermelhos Mine is expected to contribute a total of approximately 0.8 million tonnes grading 2.40% copper and production from the Surubim Mine is expected to contribute a total of 0.2 million tonnes grading 0.60% copper as it is a partial year of operation. The blended mill head grade incorporating these sources is expected to be approximately 1.75% copper for the full year.

NX Gold S.A.

Gold production from NX Gold for 2021 is expected to come from ore mined from the Santo Antonio vein. Mining operations during the year are expected to total approximately 167,000 tonnes of ore grading 7.20 grams per tonne gold.

Boa Esperança

A full review of the Boa Esperança Feasibility Study[1] remains ongoing with the goal of extending the potential mine life and increasing copper production among other desktop optimization initiatives. As a result of an ongoing internal technical review, several potential opportunities were identified to optimize and further realize the potential of the Boa Esperança project, including, but not limited to:

•	Separating high-grade and low-grade copper domains within the mineral resource estimate to better optimize mining sequence, mineral reserve conversion and improve overall project economics;

•	Increasing the overall size of the open pit, targeting an increase in in-pit mineral reserves, extension of mine life and an increase in life-of-mine copper production;

•	Implementing bulk ore-sorting with the goal of enhancing mine selectivity; and,

•	Re-designing processing plant reflecting optimization initiatives around selective mining and the implementation of ore-sorting.

The Company’s technical team continues to actively review these opportunities and is making headway in advancing them into actionable deliverables. The Company expects to provide additional guidance on these developments in Q3 2021.

[1] As defined herein under “NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION”.

Ero Copper Corp. March 31, 2021 MD&A | Page 9

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q1 2021 and Q1 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended	Three months ended
	Notes	March 31, 2021	March 31, 2020
Revenue	1	$122,543	$67,745
Cost of product sold	2	(38,360)	(35,811)
Sales expenses		(1,374)	(1,282)
Gross profit		82,809	30,652

Expenses
General and administrative	3	(8,501)	(7,503)
Share-based compensation		(2,346)	(2,049)
Income before the undernoted		71,962	21,100

Other income (expenses)
Finance income		970	467
Finance expense	4	(3,770)	(6,651)
Foreign exchange loss	5	(28,625)	(81,922)
Other expense		(651)	(693)
Income (loss) before income taxes		39,886	(67,699)

Income tax recovery (expense)
Current		(7,090)	(1,091)
Deferred		(739)	15,795
	6	(7,829)	14,704
Net income (loss) for the period		32,057	(52,995)

Other comprehensive loss
Foreign currency translation loss	7	(24,359)	(49,919)
Comprehensive income (loss)		$7,698	$(102,914)

Net income (loss) attributable to:
Owners of the Company		$31,749	$(52,753)
Non-controlling interests		308	(242)
		$32,057	$(52,995)
Comprehensive income (loss) attributable to:
Owners of the Company		$7,487	$(102,472)
Non-controlling interests		211	(442)
		$7,698	$(102,914)
Net income (loss) per share attributable to owners of the Company
Net income (loss) per share
Basic		$0.36	$(0.62)
Diluted		$0.34	$(0.62)
Weighted average number of common shares outstanding
Basic		88,064,312	85,759,194
Diluted		92,902,306	85,759,194

Cash and cash equivalents		$84,574	$44,338
Total assets		$506,128	$409,640
Non-current liabilities		$193,720	$214,335

Ero Copper Corp. March 31, 2021 MD&A | Page 10

Notes:

1.	Revenues for Q1 2021 from copper sales was $104.8 million (Q1 2020 - $56.1 million), which included the sale of 12,469 copper tonnes in concentrate as compared to 10,432 copper tonnes for Q1 2020. The increase in revenues is primarily attributed to higher realized prices, and partially from higher sales volume. Revenues for Q1 2021 from gold sales was $17.8 million (Q1 2020 - $11.6 million), which included the sale of 10,020 ounces of gold, compared to 7,526 ounces of gold for Q1 2020. The increase in revenues is attributable to both higher sales volume and higher realized prices than in the comparative quarter.

2.	Cost of product sold for Q1 2021 from copper sales was $31.6 million (Q1 2020 - $30.0 million) which consisted of $9.8 million (Q1 2020 - $9.6 million) in depreciation and depletion, $7.4 million (Q1 2020 - $7.0 million) in salaries and benefits, $4.8 million (Q1 2020 - $4.0 million) in materials and consumables, $3.8 million (Q1 2020 - $4.6 million) in contracted services, $3.8 million (Q1 2020 - $3.0 million) in maintenance costs, $1.9 million (Q1 2020 - $1.8 million) in utilities, and $0.1 million (Q1 2020 - $0.1 million) in other costs.

Cost of product sold for Q1 2021 from gold sales was $6.8 million (Q1 2020 - $5.9 million) which primarily comprised of $1.7 million (Q1 2020 - $0.9 million) in depreciation and depletion, $1.6 million (Q1 2020 - $1.7 million) in salaries and benefits, $1.3 million (Q1 2020 - $0.9 million) in contracted services, $1.0 million (Q1 2020 - $1.0 million) in materials and consumables, $0.6 million (Q1 2020 - $0.6 million) in utilities, and $0.5 million (Q1 2020 - $0.6 million) in maintenance costs.

The overall increase in cost of product sold in Q1 2021 as compared to Q1 2020 is primarily attributable to increases in production and sales at both MCSA and NX Gold.

3.	General and administrative expenses for Q1 2021 include $4.2 million (Q1 2020 - $4.7 million) with respect to MCSA for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, $0.5 million (Q1 2020 - $0.5 million) with respect to NX Gold for salaries and incentive payments, professional fees, office and sundry and provisions for tax, legal and labour claims, and $3.8 million (Q1 2020 - $2.3 million) with respect to the corporate head office in Vancouver. Corporate head office costs are primarily comprised of $2.7 million (Q1 2020 - $1.6 million) in salaries, incentive payments, and consulting fees, $0.4 million (Q1 2020 - $0.3 million) in travel-related costs, $0.3 million (Q1 2020 - $0.2 million) in office and sundry costs, and $0.2 million (Q1 2020 - $0.1 million) in accounting and legal costs. General and administrative expenses in Q1 2021 increased from that in Q1 2020, primarily attributable to an increase in corporate headcount and administrative activities to support overall growth in operations.

4.	Finance expense for Q1 2021 was $3.8 million (Q1 2020 - $6.7 million) and is primarily comprised of other finance expenses of $1.7 million (Q1 2020 - $1.5 million), interest on loans at the corporate head office of $1.4 million (Q1 2020 - $1.8 million), interest on loans and borrowings at MCSA and NX Gold of $0.3 million (Q1 2020 - $0.9 million), accretion of the asset retirement obligations of $0.2 million (Q1 2020 - $0.3 million), and commitment fees of $0.1 million (Q1 2020 - $0.3 million), partially offset by nominal gain on interest rate swap derivatives (Q1 2020 - $1.8 million loss). The overall decrease in finance expense in Q1 2021 as compared to Q1 2020 is primarily attributable to decrease in loans and borrowings.

5.	Foreign exchange loss for Q1 2021 was $28.6 million (Q1 2020 - $81.9 million). This amount is primarily comprised of foreign exchange loss on unrealized derivative contracts of $17.0 million (Q1 2020 - $52.7 million), foreign exchange loss on USD denominated debt of $7.8 million (Q1 2020 - $26.9 million) in MCSA for which the functional currency is the BRL, and realized foreign exchange loss on derivative contracts of $5.7 million (Q1 2020 - $2.7 million), partially offset by other foreign exchange gains of $1.9 million (Q1 2020 - $0.3 million). The foreign exchange losses were primarily a result of a weakening of BRL against USD in Q1 2021 as compared to the prior quarter. The foreign exchange losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.	In Q1 2021, the Company recognized $7.8 million in income tax expense (Q1 2020 - $14.7 million recovery). Income taxes from operations are partially offset by the recognition of temporary deductible differences associated with MCSA’s unrealized foreign exchange losses on derivatives and loans and borrowings denominated in USD which were lower in Q1 2021 compared to Q1 2020.

7.	The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q1 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. March 31, 2021 MD&A | Page 11

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	2021	2020				2019
Selected Financial Information	March 31	Dec 31(1)	Sept 30	June 30(2)	Mar 31(3)	Dec 31(4)	Sept 30(5)	June 30
Revenue	$122.5	$91.2	$94.3	$70.8	$67.7	$75.7	$60.6	$76.5
Cost of product sold	$(38.4)	$(31.3)	$(33.3)	$(30.1)	$(35.8)	$(43.0)	$(38.4)	$(43.3)
Gross profit	$82.8	$58.3	$59.6	$39.5	$30.7	$31.1	$21.3	$32.1
Net income (loss) for period	$32.1	$66.3	$31.4	$7.7	$(53.0)	$45.4	$16.3	$15.3
Income (loss) per share attributable to owners of the Company
- Basic	$0.36	$0.75	$0.36	$0.09	$(0.62)	$0.53	$0.19	$0.18
- Diluted	$0.34	$0.71	$0.34	$0.08	$(0.62)	$0.49	$0.18	$0.17
Weighted average number of common shares outstanding
- Basic	88,064,312	87,321,832	86,448,318	85,933,443	85,759,194	85,620,168	85,505,675	85,032,841
- Diluted	92,902,306	92,642,103	91,961,897	91,428,969	85,759,194	91,670,988	91,320,363	90,696,926

Notes:

1.	During the quarter ended December 31, 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

2.	During the quarter ended June 30, 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

3.	During Q1 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

4.	During the quarter ended December 31, 2019, the Company recognized a $25.2 million income tax recovery primarily resulting from the recognition of available tax losses and tax credits in MCSA. At December 31, 2019, the Company considered the taxable income generated since acquisition of MCSA and forecasted future taxable income and determined that it was now considered probable that the benefit of these losses and tax credits in MCSA would be realized.

5.	During the quarter ended September 30, 2019, the Company recognized a recovery of $21.6 million in net income related to value added taxes previously paid on sales in Brazil. The recovery was recognized as a result of a Brazil Supreme Court ruling in 2017 that concluded that the relevant taxing authorities had historically used an incorrect methodology to determine such taxes. The ruling set a precedent for all companies in Brazil but was required to be confirmed for the Company’s specific claim, for which approval was received in July 2019. These credits can be used to offset a variety of other taxes, including income taxes and taxes on future sales.

Ero Copper Corp. March 31, 2021 MD&A | Page 12

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2021, the Company held cash and cash equivalents of $84.6 million. Cash and cash equivalents are primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $22.1 million since December 31, 2020. The Company’s cash flows from operating, investing, and financing activities during Q1 2021 are summarized as follows:

•	Cash from operating activities of $62.1 million

Partially offset by:

•	Cash used in investing activities of $26.2 million, including:
o	$25.9 million of additions to mineral property, plant and equipment;
o	$0.5 million of additions to exploration and evaluation assets net of:

o	$0.1 million from other investments

•	Cash used in financing activities of $9.9 million, including:
o	$7.7 million of repayment on loans and borrowings;
o	$1.9 million of payment of interest on loans and borrowings;
o	$1.1 million of lease payments;
o	$1.0 million of other finance expenses

net of:

o	$1.1 million proceeds from exercise of stock options and warrants;
o	$0.6 million proceeds from new loans and borrowings;

As at March 31, 2021, the Company had working capital of $63.5 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. While the Company has been successful in securing financing to date, there are no guarantees that it will be able to secure such financing in the future on terms acceptable to the Company, if at all. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At March 31, 2021, we had unrestricted cash and cash equivalents of $84.6 million compared to $62.5 million at December 31, 2020. The increase is primarily due to an increase in cash from operations.

During the three-month period ended March 31, 2021, the Prior Facilities were amended to combine into a new $150.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) payable entirely on March 31, 2025. The Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio at the time. Commitment fees for any undrawn portion of the Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

Ero Copper Corp. March 31, 2021 MD&A | Page 13

The Company’s $150.0 million credit facility was fully drawn as of March 31, 2021. The Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants.

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic Risk

The outbreak of COVID-19 has had a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain the outbreak may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

The global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	$84,574	$62,508
Accounts receivable	30,877	20,353
Deposits and other non-current assets	519	595
	$115,970	$83,456

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has only four significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the year ended March 31, 2021 nor recognized a provision for credit losses.

Ero Copper Corp. March 31, 2021 MD&A | Page 14

Foreign exchange currency risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2021, the Company had entered into foreign exchange collar contracts at zero cost for notional amounts of $270.7 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.07 BRL to US Dollar and an average cap rate of 4.73 BRL to US Dollar. The maturity dates of these contracts are from April 28, 2021 to September 28, 2022 and are financially settled on a net basis. The fair value of these contracts at March 31, 2021 was a liability of $48.5 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at March 31, 2021 was determined using an option pricing mode with the following assumptions: discount rate of 2.82% - 2.93%, foreign exchange rate of approximately 5.70, and volatility of 17.72% - 19.15%. The change in fair value of foreign exchange collar contracts was a loss of $17.0 million for the three-month period ended March 31, 2021 ($52.7 million for the three-month period ended March 31, 2020) and has been recognized in foreign exchange loss. In addition, during the three-month period ended March 31, 2021, the Company recognized a realized loss of $5.7 million ($2.7 million for the three-month period ended March 31, 2020) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Revolving Credit Facility of $150.0 million, Brazilian Real denominated bank loans of $3.8 million, and Brazilian Real denominated equipment finance loans of $0.6 million. Based on the Company’s net exposure at March 31, 2021, a 1% change in the variable rates would have an impact of $1.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, as at March 31, 2021, the Company has entered into an interest rate swap contract to manage interest rate risk. At March 31, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.678%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at March 31, 2021 was a liability of $2.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position. The Company recognized a realized loss of $0.4 million on the termination of the original interest rate swap from 2019 (realized loss of $0.1 million for the three-month period ended March 31, 2020) and an unrealized gain of $0.4 million for the three-month period ended March 31, 2021 (unrealized loss of $1.7 million for the three-month period ended March 31, 2020), which was included in finance expense.

In addition, as at March 31, 2021, MCSA has entered into an interest rate and currency swap contract on the Plural Loan. At March 31, 2021, the floating interest on a notional amount of BRL $3.5 million was swapped for a fixed interest rate of 9.9% and the BRL currency on the loan was swapped for USD at a rate of 3.95. The fair value of this contract at March 31, 2021 was a liability of $0.3 million (December 31, 2020 - $0.3 million) and is included in Derivatives in the statement of financial position. The realized loss on this swap contract was $0.1 million for the three-month period ended March 31, 2021 and was included in finance expense.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At March 31, 2021, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at March 31, 2021, a 10% change in the price of copper would have an impact of $5.0 million on pre-tax net income.

Ero Copper Corp. March 31, 2021 MD&A | Page 15

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2021, the Company had no material off-balance sheet arrangements.

Contingencies

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a material cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $19.9 million as at March 31, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Outstanding Share Data

As of May 4, 2021, the Company had 88,154,409 common shares, 4,483,281 stock options, 1,533,330 warrants, and 727,761 performance share units issued and outstanding.

Related Party Disclosures

For the three months ended March 31, 2021, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

The aggregate value of compensation paid to key management personnel for the three months ended March 31, 2021 was $1.9 million ($1.8 million for the three months ended March 31, 2020). In addition, 50,000 options and 3,325 DSUs were issued to key management personnel and non-executive directors during the three months ended March 31, 2021 (43,456 options and 32,327 DSUs for the three months ended March 31, 2020). For key management personnel, $1.4 million was recognized in share-based compensation expense for the three months ended March 31, 2021 for options, share units, and DSUs issued ($1.3 million for the three months ended March 31, 2020).

During the three months ended March 31, 2021, key management personnel exercised 50,000 options and 66,666 warrants for total cash proceeds to the Company of $0.2 million (25,000 options for total cash proceeds of $38 thousand for the three months ended March 31, 2020).

As at March 31, 2021, $0.9 million was payable to key management as incentive compensation and is included in accounts payable and accrued liabilities in the statement of financial position (December 31, 2020 - $3.7 million). Such amounts are unsecured, non-interest bearing and will be paid under normal trade terms.

Ero Copper Corp. March 31, 2021 MD&A | Page 16

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s December 31, 2020 consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, and decommissioning liabilities provisions involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

In preparing its financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. For a description of the critical judgements in application of the accounting policies and information about assumptions and estimations uncertainties, refer to the Company’s MD&A for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com.

Ero Copper Corp. March 31, 2021 MD&A | Page 17

Local Currency Operating Metrics – Presented in Brazilian Real

		2021 - Q1	2020 - Q4	2020 - Q1
Costs (MCSA Operations)
Mining [1]- UG (Pilar)	R$	34,663	40,532	28,996
- UG (Vermelhos)		30,340	28,149	31,190
Processing		21,921	21,657	19,049
Indirect		17,900	18,897	12,629
Production costs[1]		104,824	109,235	91,864
By-product credits		(33,935)	(24,246)	(15,792)
Treatment, refining and other		4,371	(2,854)	(1,627)
C1 cash costs R$	R$	75,260	82,135	74,445

Breakdown Mined and Processed (tonnes)
UG Mined		519,295	588,792	612,510
Total Mined (t):		519,295	588,792	612,510
Total Processed (t)		597,594	483,447	607,959
Cu Production (t)		12,638	10,018	10,657
UG Mining Total - R$/tonne mined		125.18	116.65	98.26
Pilar - R$/tonne mined		106.54	103.55	79.68
Vermelhos - R$/tonne mined		156.44	142.63	125.46
Processing - R$/tonne processed		36.68	44.80	31.33
Indirect - R$/tonne processed		29.95	39.09	20.77

Footnotes

General - Above only includes amounts from MCSA. NX Gold operations are excluded.

[1] - Beginning in the third quarter of 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. March 31, 2021 MD&A | Page 18

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2021 - Q1	2020 - Q4	2020 - Q1
MCSA Operations
Pilar Mine and Caraíba Mill Complex	12,838	12,464	9,881
Vermelhos Mine	2,678	3,579	2,399
Boa Esperanҫa Project	103	61	33
Capital Expenditure	15,619	16,104	12,313
Capex Development (included in above)	7,334	7,111	9,173
Exploration	6,675	7,702	6,845

NX Gold Operations
Capital Expenditure	2,249	3,843	3,120
Capex Development (included in above)	1,621	1,407	1,833
Exploration	1,840	1,454	861

NON-IFRS MEASURES

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt, working capital (deficit) and available liquidity, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Ero Copper Corp. March 31, 2021 MD&A | Page 19

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of goods sold, its most directly comparable IFRS measure.

	2021 - Q1	2020 - Q4	2020 - Q1
Reconciliation:
Cost of Product Sold	$31,568	$25,800	$29,954
Add (less):
Depreciation/amortization/depletion	(9,766)	(7,950)	(9,566)
Incentive payments	(813)	(761)	(594)
Net change in inventory	(2,668)	888	(208)
Transportation costs & other	975	1,040	1,020
By-product credits	(6,200)	(4,493)	(3,543)
Treatment, refining, and other	779	(554)	(368)
Foreign exchange translation adjustments	(153)	1,225	1
C1 cash costs	$13,722	$15,195	$16,696

	2021 - Q1	2020 - Q4	2020 - Q1
Costs
Mining[1]	$11,869	$12,727	$13,501
Processing	4,010	4,013	4,273
Indirect	3,264	3,502	2,833
Production costs[1]	19,143	20,242	20,607
By-product credits	(6,200)	(4,493)	(3,543)
Treatment, refining and other	779	(554)	(368)
C1 cash costs	$13,722	$15,195	$16,696

Costs per pound
Payable copper produced (lb 000)	27,863	22,086	23,495
Mining[1]	$0.43	$0.58	$0.57
Processing	$0.14	$0.18	$0.18
Indirect	$0.12	$0.16	$0.12
By-product credits	$(0.22)	$(0.20)	$(0.15)
Treatment, refining and other	$0.03	$(0.03)	$(0.02)
C1 cash cost of copper produced (per lb)	$0.49	$0.69	$0.71

[1] - Beginning in the third quarter of 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

Ero Copper Corp. March 31, 2021 MD&A | Page 20

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

AISC of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of goods sold, its most directly comparable IFRS measure.

	2021 - Q1	2020 - Q4	2020 - Q1
Reconciliation:
Cost of Product Sold	$6,792	$5,523	$5,857
Add (less):
Depreciation/amortization/depletion	(1,708)	(1,174)	(883)
Incentive payments	(283)	(120)	(172)
Net change in inventory	(127)	255	(71)
By-product credits	(148)	(141)	(72)
Foreign exchange translation adjustments	81	26	9
C1 cash costs	$4,607	$4,369	$4,668
Site general and administrative	307	721	557
Accretion of mine closure and rehabilitation provision	(49)	88	(76)
Sustaining capital expenditure	485	600	176
Sustaining leases	462	502	401
Royalties and production taxes	269	281	176
AISC	$6,081	$6,561	$5,902

Ero Copper Corp. March 31, 2021 MD&A | Page 21

			2021 - Q1	2020 - Q4	2020 - Q1
Costs
Mining[1]			$2,263	$2,280	$2,144

Processing			1,680	1,624	1,798
Indirect			812	606	798
Production costs		[1]	4,755	4,510	4,740

By-product credits			(148)	(141)	(72)
C1 cash costs			$4,607	$4,369	$4,668
Site general and administrative			307	721	557
Accretion of mine closure and rehabilitation provision			(49)	88	(76)
Sustaining capital expenditure			485	600	176
Sustaining leases			462	502	401
Royalties and production taxes			269	281	176
AISC			$6,081	$6,561	$5,902
Costs per ounce
Payable gold produced (ounces)			9,451	10,789	7,866
Mining	[1]		$239	$211	$273

Processing			$178	$151	$229
Indirect			$86	$56	$101
By-product credits			$(16)	$(13)	$(9)
C1 cash cost of gold produced (per ounce)			$487	$405	$594
AISC of gold produced (per ounce)			$643	$608	$750

[1] - Beginning in the third quarter of 2020, production costs are presented net of capex development. Comparative figures have been adjusted to conform with the revised presentation.

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Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and/or items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Foreign exchange loss (gain)
-	Share based compensation
-	Incremental costs in response to COVID-19 pandemic

	2021 - Q1	2020 - Q4	2020 - Q1
Reconciliation:
Net income	$32,057	$66,342	$(52,995)
Adjustments:
Finance expenses	3,770	2,556	6,651
Tax expense (recovery)	7,829	13,234	(14,704)
Depreciation/amortization/depletion	11,511	9,161	10,481
EBITDA	55,167	91,293	(50,567)
Foreign exchange loss (gain)	28,625	(27,142)	81,922
Share based compensation	2,346	2,549	2,049
Incremental costs in response to COVID-19 pandemic	556	481	-
Adjusted EBITDA	$86,694	$67,181	$33,404

Note: In the fourth quarter of 2020, incremental costs in response to COVID-19 pandemic was included as an adjustment to the calculation of Adjusted EBITDA.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use this information to evaluate the Company’s performance. The Company excludes the following items from net income to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations:

-	Share based compensation
-	Unrealized foreign exchange loss (gain) on USD denominated debt in MCSA
-	Unrealized loss (gain) on foreign exchange derivative contracts, net of tax
-	Incremental costs in response to COVID-19 pandemic
-	Unrealized loss (gain) on interest rate derivative contracts

The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a detailed reconciliation of net income (loss) attributable to owners of the Company as reported in the Company’s consolidated financial statements to adjusted net income attributable to owners of the Company and Adjusted EPS.

Ero Copper Corp. March 31, 2021 MD&A | Page 23

	2021 - Q1	2020 - Q4	2020 - Q1
Reconciliation:
Net income as reported attributable to the owners of the
Company	$31,749	$65,786	$(52,753)
Adjustments for:
Share based compensation	2,346	2,549	2,049
Unrealized foreign exchange loss (gain) on USD denominated
debt in MCSA	7,800	(7,682)	26,766
Unrealized loss (gain) on foreign exchange derivative
contracts, net of tax	14,299	(23,077)	43,081
Incremental costs in response to COVID-19 pandemic	556	481	-
Unrealized loss (gain) on interest rate derivative contracts	(415)	(640)	1,691
Adjusted net income attributed to owners of the Company	$56,335	$37,417	$20,834
Weighted average number of common shares - basic	88,064,312	87,321,832	85,759,194
Weighted average number of common shares - diluted	92,902,306	92,642,103	91,409,738
Adjusted EPS - basic	$0.64	$0.43	$0.24
Adjusted EPS - diluted	$0.61	$0.40	$0.23

Note: In the fourth quarter of 2020, incremental costs in response to COVID-19 pandemic is included as an adjustment to the calculation of Adjusted EPS.

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt. The following table provides a calculation of net debt based on amounts presented in the Company’s consolidated financial statements as at March 31, 2021, December 31, 2020, and March 31, 2020.

	March 31,	December 31,	March 31,
	2021	2020	2020
Current portion of loans and borrowings	$5,971	$12,539	$19,821
Long-term portion of loans and borrowings	153,090	155,563	165,760
Less: Cash and cash equivalents	(84,574)	(62,508)	(44,338)
Restricted cash	-	-	(1,125)
Net Debt	$74,487	$105,594	$140,118

Working Capital (Deficit) and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facilities in place. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at March 31, 2021, December 31, 2020, and March 31, 2020.

	March 31	December 31,	March 31
	2021	2020	2020
Current Assets	$150,770	$127,541	$84,693
Less: Current Liabilities	(87,309)	(91,720)	(97,076)
Working Capital	$63,461	$35,821	$(12,383)
Available undrawn revolving credit facilities	10,600	11,621	-
Available Liquidity	$74,061	$47,442	$(12,383)

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Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company uses the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during Q1 2021.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following reports:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Feasibility Study, Technical Report for the Boa Esperança Copper Project, Pará State Brazil”, dated September 7, 2017 with an effective date of June 1, 2017, prepared by Rubens Mendonça, MAusIMM of SRK Consultores do Brasil Ltda. (“SRK” or “SRK Brazil”) as at the date of the report and Carlos Barbosa, MAIG and Girogio di Tomi, MAusIMM, both of SRK Brazil, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Boa Esperança Feasibility Study”).

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Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including the Company’s planned exploration, development and production activities; the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets, including without limitation, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, statements with respect to the importance of any new discoveries including newly identified mineral systems, the significance of re-evaluation of the Company’s past producing open pit mines, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property;, the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this MD&A including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperanҫa Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

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Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

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ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com.

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